For:        B+H Ocean Carriers Ltd.

From:       Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI 02809

FOR IMMEDIATE RELEASE

OSLO, NORWAY, November 30, 2006. B+H Ocean Carriers Ltd. (AMEX: BHO) (OSE: BHOC):     Completion of $25 million First Tranche of a $60 million Bond Issue

B+H Ocean Carriers Ltd. announced today receipt of subscriptions for the first tranche, in aggregate principal amount of USD 25 million, of a new senior unsecured bond loan (“the Bond Loan”) in a private placement primarily to institutional and professional investors in Norway and other selected countries in Europe (“the Bond Issue”). The Company has subscribed for USD 5 million of the first tranche of the Bond Issue for its own account. As previously announced, the Bond Issue will have a loan limit of USD 60 million, including the first tranche of USD 25 million. The offering was managed by Pareto Securities ASA and Nordea Bank Norge ASA.

The Company anticipates using the net proceeds from this offering, together with proceeds of possible additional indebtedness, for the acquisition of additional product tankers, for conversion of single-hulled tankers to double-hulled tankers and for the future development of the Company’s shipping business. A portion of the proceeds may be used for the repurchase of common shares on the open market from time to time, depending on market conditions.

The expected settlement date for the first tranche of the Bond Loan is set to 12 December 2006 giving a maturity on 12 December 2013; however, the Bond Issue is still subject to finalization of loan documentation, board approval by the Company and successfully completed settlement of the transaction. The Bond Issue will carry a coupon of 3 month libor+4.0% p.a. The Bonds held by the Company shall not be sold during the first 12 months after the settlement date for the first tranche.

The Bond Issue has not been and will not be, registered under the U.S. Securities Act of 1933 and may not be and is not intended to be offered or sold, directly or indirectly, in or into the United States. The first tranche of the Bond Issue was offered (and the remaining tranches of the Bond Issue will only be offered) in a private placement to selected investors by the Managers outside the United States in an offshore transaction.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the US Private Securities Litigation Reform Act of 1995 or by the US Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

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For further information, including the Company’s Annual Report on Form 20F and previous announcements, access the Company’s website: www.bhocean.com

Company Contact:           John LeFrere

917.225.2800